Fording Shareholders to Receive $3.00 Cash per Share
as Part of Conversion into Income Trust

Calgary, November 12, 2002 - Fording Inc. (TSX/NYSE:FDG) today announced that shareholders who hold Fording common shares on the effective date of the Company’s conversion into an income trust, which is expected to be prior to year end, will receive cash of $3.00 per share in addition to an income trust unit for each Fording common share then held.

Fording also announced that it had successfully negotiated replacement bank credit facilities with RBC Capital Markets totalling $425 million. These facilities are being made available to the Company in connection with the announcement by Fording on October 21, 2002 that it intends to convert into an income trust. These facilities will replace the Company’s existing bank credit facilities and include borrowing capacity that will be used to fund the additional $3.00 per share of cash available under the proposed conversion.

Fording’s conversion into an income trust and payment of the $3.00 per share are to be effected by a Plan of Arrangement under Canadian law. The Plan of Arrangement is subject to, among other things, shareholder approval. Subject to an interim order by the Court of Queen’s Bench of Alberta, shareholder approval will be sought at a special meeting of shareholders to be held on December 20, 2002. Shareholders of record at the close of business on November 19, 2002 will be entitled to receive formal notice of, and to vote at, the special meeting. Additional details will be set out in an information circular that will be mailed later this month.

Mr. Jim Gardiner, President and Chief Executive Officer of Fording stated: “Today’s announcement reflects our ongoing commitment to the enhancement of value for our shareholders. That is why we proposed a conversion into an income trust after a review of alternatives. Fording’s Board of Directors believes that the payment of $3.00 per share will contribute to optimizing the capitalization of the trust while providing an attractive cash component as part of the trust conversion process. Furthermore, it will assist our shareholders in paying any cash taxes that they may incur as a result of the conversion.

“As stated previously, we remain open to other value enhancing alternatives that may emerge. In the meantime, we will proceed with the conversion process we announced on October 21, 2002. Based upon the information on hand, the Board, with the benefit of the advice of its financial advisors, continues in its belief that the proposed conversion will unlock value for shareholders, provide a continued platform for growth, and maintain both a sound and flexible financial position.”

Shareholders are reminded that, as currently contemplated, it is important they be a holder of Fording shares on November 19, 2002, either directly or through their broker, in order to be able to vote at the special meeting of shareholders scheduled for December 20, 2002 at which Fording’s conversion into an income trust will be considered. Furthermore, as was stated in Fording’s Directors’ Circular dated November 6, 2002, shareholders should not tender their shares to the offer made by Sherritt Coal Acquisition Inc., in any event, prior to Fording’s special meeting of shareholders. An important reason for this is that the letter of transmittal accompanying the Sherritt offer operates such that once a shareholder signs the letter and deposits shares to the Sherritt offer, such shareholder’s right to vote those shares by proxy may be lost. This result may occur notwithstanding that Sherritt will not have taken up and paid for the deposited shares.

Fording is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Alberta mining operations supply thermal coal to electric utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording. Risks, uncertainties and other factors are discussed in our public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For further information, please contact:

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca